InBev
InBev nv/sa

Press Release

Brussels, 13 april, 2006 - 1/1

InBev announces AmBev agreement to increase its shareholding in Quilmes Industrial S.A. ("Quinsa")

InBev (Euronext: INB) is pleased to announce that AmBev has entered into an agreement with Beverage Associates Corp. ("BAC") to acquire all of BAC's remaining shares in Quinsa for a total purchase price of approximately 1.2 billion U.S. dollars, subject to certain adjustments, including dividends and interest. Upon the closing of the transaction, AmBev's equity interest in Quinsa will increase from 56.72% to 91.18% of its total share capital.

This agreement represents the final step of a transaction initiated in May 2002, whereby AmBev acquired an initial stake in Quinsa. The respective agreements provided that BAC had a put option in connection with its remaining shares in Quinsa, in exchange for AmBev's shares. AmBev had a corresponding call right after 2009. Pursuant to the transaction announced today, which supersedes these put and call options, the parties agreed that the purchase price will be paid in cash. The closing of the transaction is subject to customary conditions precedent, including any required regulatory approvals. Further transaction details are available in AmBev's press release issued today.

Since the creation of InBev in September 2004, InBev has included the results of Quinsa in its financial statements using the proportionate consolidation method. As a consequence of the agreement and the resulting increase in shareholding in Quinsa, InBev will use the full consolidation method upon completion of the transaction.

Quinsa is the largest brewer in Argentina, Bolivia, Paraguay and Uruguay, having a share of the Chilean market as well. It also is the main Pepsi bottler in Argentina and Uruguay.

The Dutch and French versions of this press release will be posted on www.InBev.com later today.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
VP Corporate External Communications
Tel +32 16 27 67 11
marianne.amssoms@InBev.com

Philip Ludwig
Investor Relations Manager
Tel +32 16 27 62 43
philip.ludwig@InBev.com


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